# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PAYONEER GLOBAL INC., CIK 0001845815
CUSIP: 70451X104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 195 BROADWAY, 27TH FLOOR, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 12/19/2025
Filed by CIK 0001884659
Persons authorized to receive notices and communications: Susquehanna Capital Mgmt., LLC, Attn: Jason Wolfe, 401 City Avenue, 9th Floor, Bala Cynwyd, Pennsylvania (PA), 19004, 610-617-2600; Troutman Pepper Locke LLP, Attn: Matthew Greenberg, Esq., Hercules Plaza, 1313 Market Street, Wilmington, Delaware (DE), 19899, 302-777-6500

## Reporting persons
- Arthur Dantchik (CIK 0001884659): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 22,403,628; sole dispositive power 0; shared dispositive power 22,403,628; aggregate amount beneficially owned 22,403,628 (6.3% of the class)
  Comment: (1) All calculations of percentage ownership herein are based on a total 356,440,304 shares of Common Stock of the Issuer issued and outstanding on October 31, 2025.
- SIG Growth Equity Funds Limited Partnership, LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,882,267; sole dispositive power 0; shared dispositive power 14,882,267; aggregate amount beneficially owned 14,882,267 (4.2% of the class)
  Comment: (1) All calculations of percentage ownership herein are based on a total 356,440,304 shares of Common Stock of the Issuer issued and outstanding on October 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: PAYONEER GLOBAL INC.
Address of issuer's principal executive offices: 195 BROADWAY, 27TH FLOOR, NEW YORK, New York (NY), 10007
Comment:
This Amendment No. 2 (this "Amendment") amends and supplements the statement on Schedule 13D originally filed by Susquehanna Growth Equity Fund III, LLLP, a Delaware limited liability limited partnership ("SGE Fund III"), (ii) Susquehanna Growth Equity Fund V, LLLP a Delaware limited liability limited partnership ("SGE Fund V" and, together with SGE Fund III, the "Funds"), (iii) Susquehanna Capital Management, LLC (f/k/a Susquehanna Growth Equity, LLC), a Delaware limited liability company ("SGE Adviser"), (iv) Amir Goldman, a citizen of the United States ("Mr. Goldman"), and (v) Arthur Dantchik, a citizen of the United States ("Mr. Dantchik"), on July 6, 2021 (the "Schedule 13D"), as amended by Amendment No. 1 filed on November 21, 2022 ("Amendment No. 1") and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Payoneer Global Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D and Amendment No. 1.

SIG Growth Equity Funds Limited Partnership, LLLP ("SGELP") was added as a filer of Amendment No. 1 to reflect its acquisition of more than five percent of the Common Stock.

This Amendment is being filed to reflect a change in beneficial ownership of Mr. Dantchik and SGELP as a result of certain in-kind distributions of shares of Common Stock by SGE-affiliated holders of Common Stock, including by SGELP, completed on December 19, 2025 (the "Distributions"). Mr. Dantchik and SGELP are herein referred to as the "Reporting Persons".

In addition, inasmuch as SGE Fund III, SGE Fund V, SGE Adviser and Mr. Goldman previously reported beneficial ownership of less than five percent of the Issuer's Common Stock and continue to own less than five percent of the Issuer's Common Stock, they have been removed from this Amendment.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D, as heretofore amended.

## Item 2. Identity and Background
Name of person filing:
Item 2 of Schedule 13D is hereby amended and supplemented as follows:

This Amendment is being filed to reflect the Distributions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended and supplemented as follows:

As reflected elsewhere in this Amendment, the Distributions resulted in a change in the beneficial ownership of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of the Amendment is incorporated herein by reference. The percentages used in the Amendment are calculated based upon on a total 356,440,304 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 5, 2025.
Transactions in the class effected during the past sixty days:
As a result of the Distributions, the number of shares of Common Stock beneficially owned by the Reporting Persons declined to the numbers reflected elsewhere in this Amendment.

Other than as described herein and elsewhere in the Amendment, the Reporting Persons have not effected any transaction in the Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of the Amendment.

## Signatures
- Arthur Dantchik: /s/ Arthur Dantchik, Arthur Dantchik (12/23/2025)
- SIG Growth Equity Funds Limited Partnership, LLLP: By: /s/ Arthur Dantchik, Arthur Dantchik, Vice President (12/23/2025)